EXHIBIT 12.1

Murphy Oil Corporation and Consolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (unaudited)

(Thousands of dollars)

	Six Months
	Ended	Years Ended December 31,
	June 30, 2013	2012	2011	2010	2009	2008
Income from continuing operations before income taxes	$977,319	1,622,982	1,492,644	1,325,652	1,210,917	2,702,735
Distributions greater than (less than) equity in earnings of affiliates	3,025	6,648	2,622	5,343	4,970	1,012
Previously capitalized interest charged to earnings during period	8,443	18,061	18,757	29,401	26,954	20,385
Interest and expense on indebtedness, excluding capitalized interest	28,755	14,932	40,700	34,728	24,391	42,152
Interest portion of rentals*	26,109	49,279	50,756	50,355	38,452	30,618

Earnings before provision for taxes and fixed charges	$1,043,651	1,711,902	1,605,479	1,445,479	1,305,684	2,796,902

Interest and expense on indebtedness, excluding capitalized interest	28,755	14,932	40,700	34,728	24,391	42,152
Capitalized interest	27,866	39,173	15,131	18,444	28,614	31,459
Interest portion of rentals*	26,109	49,279	50,756	50,355	38,452	30,618

Total fixed charges	$82,730	103,384	106,587	103,527	91,457	104,229

Ratio of earnings to fixed charges	12.6	16.6	15.1	14.0	14.3	26.8

*	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

Ex. 12-1